Unaudited Interim Consolidated Financial Statements of
Algonquin Power & Utilities Corp.
For the three and six months ended June 30, 2015 and 2014

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2015	December 31, 2014
ASSETS
Current assets:
Cash and cash equivalents	$26,284	$9,273
Accounts receivable, net (note 4)	155,118	188,573
Natural gas in storage	16,682	31,550
Supplies and consumables inventory	13,724	11,825
Regulatory assets (note 5)	26,925	61,645
Prepaid expenses	18,994	10,431
Long-term investments (note 6)	334	2,966
Deferred income taxes (note 15)	22,540	7,210
Income taxes receivable (note 15)	725	568
Derivative instruments (note 20)	9,650	10,688
Assets held for sale	6,115	—
	297,091	334,729
Property, plant and equipment, net	3,503,510	3,278,422
Intangible assets, net	70,471	54,011
Goodwill	99,715	92,328
Regulatory assets (note 5)	192,140	186,669
Derivative instruments (note 20)	53,322	31,782
Long-term investments (note 6)	121,433	43,279
Deferred income taxes (note 15)	38,232	57,065
Other assets	20,589	26,796
	$4,396,503	$4,105,081

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Balance Sheets

(thousands of Canadian dollars)
	June 30, 2015	December 31, 2014
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$20,233	$68,540
Accrued liabilities	133,127	199,374
Dividends payable (note 12)	32,871	25,395
Regulatory liabilities (note 5)	33,963	20,590
Long-term liabilities (note 7)	8,579	9,130
Pension and other post-employment benefits (note 8)	359	333
Other long-term liabilities (note 9)	42,202	49,303
Derivative instruments (note 20)	4,708	5,183
Preferred shares, Series C	1,044	1,085
Income taxes liability (note 15)	3,262	3,633
Deferred income taxes (note 15)	226	3,702
	280,574	386,268
Long-term liabilities (note 7)	1,431,730	1,262,589
Regulatory liabilities (note 5)	108,371	101,166
Deferred income taxes (note 15)	187,133	130,758
Derivative instruments (note 20)	57,192	40,088
Pension and other post-employment benefits (note 8)	143,570	138,602
Other long-term liabilities (note 9)	176,658	179,468
Preferred shares, Series C	17,563	17,608
	2,122,217	1,870,279
Redeemable non-controlling interest (note 3(c))	11,231	12,146
Equity:
Preferred shares	213,805	213,805
Common shares (note 10(a))	1,646,016	1,633,262
Subscription receipts	110,503	110,503
Additional paid-in capital	34,932	33,068
Deficit	(505,706)	(505,305)
Accumulated other comprehensive income (note 11)	146,123	34,213
Total equity attributable to shareholders of Algonquin Power & Utilities Corp.	1,645,673	1,519,546
Non-controlling interests	336,808	316,842
Total equity	1,982,481	1,836,388
Commitments and contingencies (note 18)
Subsequent events (notes 7 and 12)
	$4,396,503	$4,105,081
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Operations

(thousands of Canadian dollars, except per share amounts)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Revenue
Regulated electricity distribution	$46,567	$44,451	$116,156	$101,712
Regulated gas distribution	71,012	71,263	300,224	279,126
Regulated water reclamation and distribution	19,172	16,381	36,251	31,022
Non-regulated energy sales	52,377	50,490	110,089	108,410
Other revenue	7,030	5,979	15,292	10,428
	196,158	188,564	578,012	530,698
Expenses
Operating	66,631	60,172	137,791	117,013
Regulated electricity purchased	25,201	24,725	71,460	58,905
Regulated gas purchased	20,289	33,009	158,321	172,476
Non-regulated energy purchased	3,952	5,805	17,375	26,064
Administrative expenses	8,531	8,246	18,978	15,973
Depreciation of property, plant and equipment (note 1)	34,344	24,819	67,400	51,714
Amortization of intangible assets	1,244	1,072	2,457	2,151
Other amortization	1,243	314	3,361	664
Loss (gain) on foreign exchange	(43)	825	(1,286)	(931)
	161,392	158,987	475,857	444,029
Operating income from continuing operations	34,766	29,577	102,155	86,669
Interest expense	16,527	16,155	33,160	32,354
Interest, dividend, equity-method investment and other income	(1,530)	(2,360)	(3,985)	(4,554)
Other gains	(1,311)	—	(2,409)	—
Acquisition-related costs	459	224	758	497
Write-down on long-lived assets	377	289	272	665
Loss (gain) on derivative financial instruments (note 20(b)(iv))	(2,360)	1,343	(2,457)	980
	12,162	15,651	25,339	29,942
Earnings from continuing operations before income taxes	22,604	13,926	76,816	56,727
Income tax expense (note 15)
Current	2,760	2,597	4,396	3,740
Deferred	6,723	3,213	24,478	13,940
	9,483	5,810	28,874	17,680
Earnings from continuing operations	13,121	8,116	47,942	39,047
Loss from discontinued operations, net of tax (note 18(c))	(713)	(705)	(713)	(432)
Net earnings	12,408	7,411	47,229	38,615
Net loss attributable to non-controlling interests (note 14)	(7,524)	(7,187)	(15,809)	(11,835)
Net earnings attributable to shareholders of Algonquin Power & Utilities Corp.	$19,932	$14,598	$63,038	$50,450
Series A and D Preferred shares dividend (note 12)	2,600	2,953	5,200	4,303
Net earnings attributable to common shareholders of Algonquin Power & Utilities Corp. (note 16)	$17,332	$11,645	$57,838	$46,147
Basic net earnings per share from continuing operations (note 16)	$0.07	$0.06	$0.23	$0.22
Basic net earnings per share (note 16)	0.07	0.06	0.23	0.22
Diluted net earnings per share from continuing operations (note 16)	0.07	0.06	0.23	0.22
Diluted net earnings per share (note 16)	$0.07	$0.06	$0.23	$0.22
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Comprehensive Income

(thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings	$12,408	$7,411	$47,229	$38,615
Other comprehensive income:
Foreign currency translation adjustment, net of tax of $Nil (2014 - $164 and $204) (note 20(b)(iii))	(19,239)	(42,014)	121,953	5,390
Change in fair value of cash flow hedge, net of tax of $1,314 and $6,409 (2014 - tax recovery of $4,094 and $8,772) (note 20(b)(ii))	2,960	(7,162)	9,404	(19,086)
Unrealized change in value of available-for-sale investments	46	(243)	(1)	(243)
Change in pension and other post-employment benefits, net of tax of $3,343 and $3,087 (2014 - tax recovery of $210 and $3) (note 8)	4,816	(47)	4,762	(497)
Other comprehensive income (loss), net of tax	(11,417)	(49,466)	136,118	(14,436)
Comprehensive income (loss)	991	(42,055)	183,347	24,179
Comprehensive income (loss) attributable to the non-controlling interests	(12,424)	(18,232)	8,399	(8,690)
Comprehensive income attributable to shareholders of Algonquin Power & Utilities Corp.	$13,415	$(23,823)	$174,948	$32,869
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statement of Equity

(thousands of Canadian dollars) For the six months ended June 30, 2015

	Algonquin Power & Utilities Corp. Shareholders
	Common shares	Preferred shares	Subscription receipts	Additional paid-in capital	Accumulated deficit	Accumulated OCI	Non- controlling interests	Total
Balance, December 31, 2014	$1,633,262	$213,805	$110,503	$33,068	$(505,305)	$34,213	$316,842	$1,836,388
Net earnings (loss)	—	—	—	—	63,038	—	(15,809)	47,229
Redeemable non-controlling interests not included in equity	—	—	—	—	—	—	1,867	1,867
Other comprehensive income	—	—	—	—	—	111,910	24,208	136,118
Dividends declared and distributions to non-controlling interests	—	—	—	—	(51,034)	—	(1,115)	(52,149)
Dividends and issuance of shares under dividend reinvestment plan	12,345	—	—	—	(12,345)	—	—	—
Contributions received from non-controlling interests	—	—	—	—	—	—	10,815	10,815
Shares issued pursuant to public offering, net of costs	(307)	—	—	—	—	—	—	(307)
Issuance of common shares under share-based compensation plan	716	—	—	(282)	(60)	—	—	374
Share-based compensation	—	—	—	2,146	—	—	—	2,146
Balance, June 30, 2015	$1,646,016	$213,805	$110,503	$34,932	$(505,706)	$146,123	$336,808	$1,982,481

See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Unaudited Interim Consolidated Statements of Cash Flows

(thousands of Canadian dollars)	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Cash provided by (used in):
Operating Activities
Net earnings from continuing operations	$13,121	$8,116	$47,942	$39,047
Adjustments and items not affecting cash:
Depreciation of property, plant and equipment	34,344	24,819	67,400	51,714
Amortization of intangible assets	1,244	1,072	2,457	2,151
Other amortization	1,927	1,217	3,529	1,608
Deferred taxes	6,723	3,213	24,478	13,940
Unrealized loss (gain) on derivative financial instruments	(2,901)	851	(2,805)	3,964
Share-based compensation	1,022	491	1,914	832
Cost of equity funds used for construction purposes	(547)	(491)	(1,097)	(1,007)
Pension and post-employment expense	(566)	(640)	542	(876)
Deferred insurance proceeds and revenue amortization	123	—	(621)	—
Write-down of long-lived assets	159	293	525	991
Unrealized gain on disposal of VIE investment	—	—	220	—
Changes in non-cash operating items (note 19)	45,445	45,163	(51,817)	(13,040)
Changes in non-cash operating items from discontinued operations	—	702	—	509
Cash used in discontinued operations	(1,284)	(261)	(1,284)	(453)
	98,810	84,545	91,383	99,380
Financing Activities
Cash dividends on common shares	(20,926)	(13,367)	(38,358)	(27,242)
Cash dividends on preferred shares	(2,600)	(2,953)	(5,200)	(4,303)
Cash contributions from non-controlling interests	—	—	22	—
Production based cash contributions from non-controlling interest	—	—	10,815	8,976
Cash distributions to non-controlling interests	(502)	(519)	(1,115)	(3,486)
Issuance of common shares, net of costs	531	123	485	279
Issuance of preferred shares, net of costs	—	(259)	—	96,274
Increase in long-term liabilities	60,038	258,218	197,368	672,550
Decrease in long-term liabilities	(92,502)	(251,641)	(93,111)	(545,427)
Increase in other long-term liabilities	1,740	—	3,948	523
Decrease in other long-term liabilities	(420)	(49)	(2,082)	—
	(54,641)	(10,447)	72,772	198,144
Investing Activities
Increase (decrease) in other assets	5,731	(1,592)	5,973	(2,996)
Distributions received in excess of equity income	(121)	(355)	(142)	(212)
Proceeds from sale of discontinued operations	—	20,826	—	20,826
Receipt of principal on notes receivable	290	79	2,820	156
Additions to property, plant and equipment	(36,445)	(102,478)	(81,846)	(179,376)
Acquisitions of long-term investments	(9,332)	(10,606)	(70,656)	(10,606)
Acquisitions of operating entities	(329)	(8,197)	(3,717)	(8,845)
Acquisition of non-controlling interest	—	—	—	(127,260)
	(40,206)	(102,323)	(147,568)	(308,313)
Effect of exchange rate differences on cash	(322)	(137)	424	322
Increase (decrease) in cash and cash equivalents	3,641	(28,362)	17,011	(10,467)
Cash and cash equivalents, beginning of the period	22,643	31,734	9,273	13,839
Cash and cash equivalents, end of the period	$26,284	$3,372	$26,284	$3,372

Supplemental disclosure of cash flow information:
Cash paid during the year for interest expense	$9,121	$9,387	$34,768	$28,356
Cash paid during the year for income taxes	$3,420	$1,263	$3,884	$1,351
Non-cash financing and investing activities:
Issuance of common shares under dividend reinvestment plan and share-based compensation plans	$6,130	$4,357	$13,061	$8,181
Property, plant and equipment acquisitions in accruals as at balance sheet date	$19,074	$11,704	$19,074	$11,704
See accompanying notes to unaudited interim consolidated financial statements

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

Algonquin Power & Utilities Corp. (“APUC” or the “Company”) is an incorporated entity under the Canada Business Corporations Act. APUC is a diversified generation, transmission and distribution utility company. The distribution business group operates in the United States under the name of Liberty Utilities Co. (“Distribution Group”) and provides rate regulated water, electricity and natural gas utility services. The generation business group operates under the name Algonquin Power Co. (“Generation Group”) and owns or has interests in a portfolio of non-regulated North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities. The transmission business group operates under the name Liberty Utilities (Pipeline & Transmission) ("Transmission Group") and invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada.

1.	Significant accounting policies
Basis of preparation
The accompanying unaudited interim consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”) and Article 10 of Regulation S-X provided by the Securities and Exchange Commission (“SEC”).
The significant accounting policies applied to these unaudited interim consolidated financial statements of APUC are consistent with those disclosed in the audited consolidated financial statements of APUC for the year ended December 31, 2014 except for adopted accounting policies described below and in note 2(a).
Individual components of a wind facility are recorded and depreciated separately in the books and records of the Company. Effective January 1, 2015, the Company changed the depreciation method from the straight-line method to the unit-of-production method for certain components of its wind generating facilities where the useful life of the component is directly related to the amount of production. The benefits of components that are subject to wear and tear from the power generation process are best reflected through the unit-of-production method. The Company generally uses wind studies prepared by third parties to estimate the total expected production of each component. This change in the depreciation method results from having better information on the consumption of the benefits of certain components that are directly related to production. The change is being recognized prospectively. The impact of the change on the operating results for the three and six months period ended June 30, 2015 was a reduction of depreciation expense of $1,320 and $916, respectively. There was no impact on net earnings per share. The change is not expected to materially affect net earnings or net earnings per share on an annual basis.
APUC's operating results are subject to seasonal fluctuations that could materially impact quarter-to-quarter operating results and, thus, one quarter's operating results are not necessarily indicative of a subsequent quarter's operating results. APUC’s hydroelectric energy assets are primarily “run-of-river” and as such fluctuate with the natural water flows. During the winter and summer periods, flows are generally slower, while during the spring and fall periods flows are heavier. For APUC's wind energy assets, wind resources is typically stronger in spring, fall and winter and weaker in summer. APUC's solar energy assets experience greater insolation in summer, weaker in winter. APUC’s water and wastewater utility assets’ revenues fluctuate depending on the demand for water. During drier, hotter periods of the year, which occurs generally in the summer, demand for water is typically higher than during cooler, wetter periods of the year. During the winter period, natural gas distribution utilities experience higher demand than during the summer period. Where decoupling mechanisms exist, total volumetric revenue is prescribed by the Regulator and fluctuates based on usage while total fixed revenue will not fluctuate through the year. Different electrical distribution utilities can experience higher or lower demand in the summer or winter depending on the specific regional weather, industry characteristics and existence of a decoupling mechanism.
2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements
The FASB issued ASU 2015-10, Technical Corrections and Improvements, to clarify the codification, correct unintended application of guidance, or make minor improvements to the codification. The adoption of this ASU in the second quarter of 2015 had no impact on the Company's unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements

(a)	Recently adopted accounting pronouncements (continued)
The FASB issued ASU 2015-04, Compensation: Retirement Benefits (Subtopic 715), to provide a practical expedient that permits an entity with a fiscal year-end that does not coincide with a month-end and an entity that has a significant event in an interim period that calls for a remeasurement of defined benefit plan assets and obligations to measure defined benefit plan assets and obligations using the month-end that is closest to the entity’s fiscal year-end or significant event. The Company adopted this ASU prospectively in the second quarter of 2015 and as a result, remeasured amendments to its pension plans, made during the second quarter, using the month-end closest to the amendments (note 8).
The FASB issued ASU 2015-03, Interest: Imputation of Interest (Subtopic 835-30), to simplify presentation of debt issuance costs. The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected. Effective January 1, 2015, the Company applied this ASU retrospectively to all prior periods presented in the financial statements. As a result, deferred financing costs of $8,304 as of December 31, 2014 that were previously presented as Other assets on the consolidated balance sheets have been reclassified as a deduction from the carrying amount of the related long-term liabilities. The Company will continue to show issuance costs related to its revolving credit facilities and related instruments as deferred assets.
The FASB issued ASU 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This newly issued accounting standard raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. Effective January 1, 2015, the Company adopted this ASU prospectively and as a result, its adoption had no impact on discontinued operations reported in prior periods.

(b)	Recent accounting guidance not yet adopted
The FASB issued ASU 2015-11, Inventory (Topic 330): Simplifying the Measurement of Inventory, to simplify the subsequent measurement of inventory by replacing the current lower of cost and market test with a lower of cost and net realizable value test. The prospective application of this standard is effective for fiscal years and interim periods beginning after December 15, 2016. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-05, Intangibles: Goodwill and Other Internal-Use Software (Subtopic 350-40), to provide guidance to customers about whether a cloud computing arrangement includes a software license. This ASU can be adopted either (1) prospectively to all arrangements entered into or materially modified after the effective date or (2) retrospectively. The standard is effective for fiscal years and interim periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis, which ends the deferral granted to investment companies from applying the VIE guidance and makes targeted amendments to the current consolidation guidance. Some of the more notable amendments are (1) the identification of variable interests when fees are paid to a decision maker or service provider, (2) the VIE characteristics for a limited partnership or similar entity and (3) the primary beneficiary determination. This ASU may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption or retrospectively to all prior periods presented in the financial statements. The standard is effective for periods beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

2.     Recently issued accounting pronouncements (continued)

(b)	Recent accounting guidance not yet adopted (continued)
The FASB issued ASU 2015-01, Income Statement: Extraordinary and Unusual Items (Subtopic 225-20), to simplify income statement classification by removing the concept of extraordinary items from U.S. GAAP. As a result, items that are both unusual and infrequent will no longer be separately reported net of tax after continuing operations. This ASU may be applied prospectively or retrospectively to all prior periods presented in the financial statements. The standard is effective for periods beginning after December 15, 2015. Early adoption is permitted, but only as of the beginning of the fiscal year of adoption. The adoption of this standard is not expected to have an impact on the Company's results of operations.
The FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815): Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity. ASU No. 2014-16 clarifies how current guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 clarifies that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weigh those terms and features. The effects of initially adopting ASU 2014-16 should be applied on a modified retrospective basis to existing hybrid financial instruments issued in a form of a share as of the beginning of the fiscal year for which the amendments are effective. Retrospective application is permitted to all relevant prior periods. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Early adoption is permitted. The Company is currently in the process of evaluating the impact of adoption of this standard on its consolidated financial statements.
The FASB issued ASU 2014-15, Presentation of Financial Statements — Going Concern. This new standard provides that in connection with preparing financial statements for each annual and interim reporting period, an entity’s management should evaluate whether there are conditions or events, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This ASU will be effective for the annual reporting period ending after December 15, 2016, and for annual and interim periods thereafter. Early application is permitted. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB issued ASU 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This newly issued accounting standard is intended to resolve the diverse accounting treatment of those awards in practice. This ASU is required to be applied for fiscal years and interim periods beginning after December 15, 2015. The adoption of this standard is not expected to have an impact on the Company's financial position or results of operations.
The FASB and the International Accounting Standards Board have jointly issued a new revenue recognition standard codified in U.S. GAAP as ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This newly issued accounting standard provides accounting guidance for all revenue arising from contracts with customers and affects all entities that enter into contracts to provide goods or services to their customers unless the contracts are in the scope of other U.S. GAAP requirements, such as the leasing literature. During the quarter, the FASB approved a one year deferral of the effective date of this new revenue standard and as such, it is now required to be applied for fiscal years and interim periods beginning after December 15, 2017 using either a full retrospective approach for all periods presented in the period of adoption or a modified retrospective approach. The Company is currently assessing the impact the adoption of this standard might have on its financial position or results of operations.

3.	Business acquisitions and development projects

(a)	Acquisition of New Hampshire Gas
On January 2, 2015, the Distribution Group completed the acquisition of New Hampshire Gas, a regulated propane gas distribution utility located in Keene, New Hampshire. The New Hampshire Gas System services approximately 1,200 propane gas distribution customers. Total purchase price for the New Hampshire Gas System is U.S. $3,161.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

3.	Business acquisitions and development projects (continued)

(b)	Agreement to acquire Park Water System
On September 19, 2014, the Company entered into an agreement to acquire the regulated water distribution utility Park Water Company (“Park Water System”). Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. Total consideration for the utility purchase is expected to be approximately U.S. $327,000, which includes the assumption of approximately U.S. $77,000 of existing long-term utility debt and is subject to certain working capital and other closing adjustments. Closing of the transaction is subject to certain conditions including state and federal regulatory approval, and is expected to occur in late 2015 or early 2016.

(c)	Development of Bakersfield Solar Facility
In 2014, the Company completed construction of a 20 MWac solar powered generating facility located in Kern County, California and the facility was placed in service on December 31, 2014. The Company invested U.S $57,708 in the development and construction of the solar energy facility which is recorded as property, plant and equipment. The facility achieved commercial operation under the power purchase agreement on April 14, 2015 and started selling power at the power purchase agreement price on May 15, 2015 . The weighted average useful life of the Bakersfield Solar Facility is 35 years.
On August 13, 2014, the Generation Group entered into a partnership agreement with a third-party (the "Tax Investor"). It is anticipated that approximately U.S. $22,800 will be funded by the Tax Investor in the later half of 2015. With its partnership interest, the Tax Investor will receive the majority of the tax attributes associated with the facility. The Tax Equity investment net of non-controlling interest earned as of June 30, 2015 is U.S. $8,992.
Under certain conditions, the Tax Investor has the right to withdraw from the Bakersfield Solar Facility and require the Company to redeem its interests for cash over a contractual payment period. As a result, the Company accounts for this interest as temporary equity outside of permanent equity on the consolidated balance sheets as "Redeemable non-controlling interest".
At each balance sheet date, the Company will reevaluate the classification of its redeemable instrument, as well as the probability of redemption. If the redemption amount is probable or currently redeemable, the Company will record the instruments at its redemption value. Increases or decreases in the carrying amount of a redeemable instrument will be recorded within accumulated deficit. Redemption is not considered probable as of June 30, 2015.

(d)	Commercial operation of Morse Wind Facility
In 2015, the Company completed construction of a 23 MW wind generating facility located near Morse, Saskatchewan. The Company invested $65,630 in the development and construction of the wind facility which is recorded as property, plant and equipment, as well as additional amounts related to development rights and other intangibles, for a total investment of $82,407. Sale of power to the utility commenced in March 2015 at rates equivalent to those under the power purchase agreement. Commercial operations date as defined in the power purchase agreement occurred on April 22, 2015. The weighted average useful life of the Morse Wind Facility is 32 years.

4.	Accounts receivable
Accounts receivable as of June 30, 2015 include unbilled revenue of $18,580 (December 31, 2014 - $52,880) from the Company's regulated utilities. Accounts receivable as of June 30, 2015 are presented net of allowance for doubtful accounts of $9,333 (December 31, 2014 - $7,229).

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters
The Company’s regulated utility operating companies are subject to regulation by the public utility commissions of the states in which they operate. The respective public utility commissions have jurisdiction with respect to rate, service, accounting policies, issuance of securities, acquisitions and other matters. These utilities operate under cost-of-service regulation as administered by these state authorities. The Company's regulated utility operating companies are accounted for under the principles of FASB ASC 980 Regulated Operations ("ASC 980"). Under ASC 980, regulatory assets and liabilities that would not be recorded under U.S. GAAP for non-regulated entities are recorded to the extent that they represent probable future revenues or expenses associated with certain charges or credits that will be recovered from or refunded to customers through the rate-setting process.
At any given time, the Company can have several regulatory proceedings underway. The financial effects of these proceedings are reflected in the consolidated financial statements based on regulatory approval obtained to the extent that there is a financial impact during the applicable reporting period.
In December 2014, the Peach State Gas System received a Final Order from the Georgia Public Service approving an annual revenue increase of U.S. $3,680 in connection with its annual GRAM filing.  The new rates are effective as of February 1, 2015.
In December 2014, the Midstates Gas System received a Final Order from the Missouri Public Service Commission approving an annual revenue increase of U.S. $4,868. The new rates are effective as of January 2, 2015.
In February 2015, the Midstates Gas System received a Final Order from the Illinois Commerce Commission approving an annual revenue increase of U.S. $4,625. The new rates are effective as of February 20, 2015.
In March 2015, the Pine Bluff System received a Final Order from the Arkansas Public Service Commission approving an annual revenue increase of U.S. $1,087. The new rates are effective as of March 15, 2015.
In June 2015, the EnergyNorth Natural Gas System received a Final Order from the New Hampshire Public Utilities Commission approving a rate increase of U.S. $12,400 consisting of U.S. $10,500 in annual delivery revenue and an additional U.S. $1,900 for incremental capital expended after the test year.  The new rates are effective as of July 1, 2015 for service rendered on and after November 1, 2014.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

5.	Regulatory matters (continued)
Regulatory assets and liabilities consist of the following:

	June 30, 2015	December 31, 2014
Regulatory assets
Environmental costs	$101,295	$102,735
Pension and post-employment benefits	67,488	65,745
Storm costs	133	2,050
Commodity costs adjustment	8,229	41,502
Rate case costs	3,808	4,161
Vegetation management	3,061	3,260
Debt premium	4,882	4,658
Rate adjustment mechanism	12,042	6,207
Asset retirement obligation	1,852	1,682
Tax related	5,394	4,350
Other	10,881	11,964
Total regulatory assets	$219,065	$248,314
Less current regulatory assets	(26,925)	(61,645)
Non-current regulatory assets	$192,140	$186,669

Regulatory liabilities
Cost of removal	$85,348	$78,013
Rate-base offset	23,762	23,427
Commodity costs adjustment	23,163	10,389
Depreciation adjustment mechanism	3,347	3,518
Other	6,714	6,409
Total regulatory liabilities	$142,334	$121,756
Less current regulatory liabilities	(33,963)	(20,590)
Non-current regulatory liabilities	$108,371	$101,166

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

6.	Long-term investments
Long-term investments consist of the following:

	June 30, 2015	December 31, 2014
Equity-method investees
50% interest in Odell Wind Project	$4,006	$2,267
2.5% interest in Northeast Expansion LLC	2,158	1,063
32.4% of Class B non-voting shares of Kirkland Lake Power Corp.	1,512	1,512
50% interest in the Valley Power Partnership	1,217	1,253
Other	1,171	503
	$10,064	$6,598

Available-for-sale investment	$1,426	$137

Notes receivable
Development loans (a)	$88,088	$17,582
Red Lily Senior loan, interest at 6.31%	11,588	11,588
Red Lily Subordinated loan, interest at 12.5%	6,565	6,565
Chapais Énergie, Société en Commandite interest at 10.789%	334	649
Silverleaf resorts loan, interest at 15.48% maturing July 2020	2,524	2,344
Other	1,178	782
	110,277	39,510

Total long-term investments	121,767	46,245
Less current portion	(334)	(2,966)
Non-current long-term investments	$121,433	$43,279
(a)Development loans
In 2014, the Company advanced U.S. $13,159 to Odell SponsorCo for development costs associated with the Odell Wind Project (the "Project"). In 2015, the Company advanced an additional U.S. $57,368 to the Project for a total advance of U.S. $70,527. In 2015, the Company also issued a U.S. $1,119 letter of credit on behalf of the Project pursuant to the generator interconnection agreement. The Project's third-party construction loan and tax equity investment is expected to close in the second half of 2015.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

7.	Long-term liabilities
Long-term liabilities consist of the following:

	June 30, 2015	December 31, 2014
Generation Group
$350,000 Revolving unsecured credit facility	$102,739	$23,400
$485,000 Algonquin Power Co.- Senior unsecured notes	481,722	481,438
$35,459 Long Sault Hydro Facility - Senior debt	35,529	35,997
$2,816 Chuteford Hydro Facility - Senior debt	2,810	3,022
U.S. $76,000 Shady Oaks Wind Facility - Senior debt	—	88,168
Distribution Group
U.S. $200,000 Revolving unsecured credit facility	42,841	23,898
U.S. $455,000 Liberty Utilities Co. - Senior unsecured notes	564,042	419,876
U.S. $70,000 Calpeco Electric System - Senior unsecured notes	86,588	80,368
U.S. $50,000 Liberty Water Co - Senior unsecured notes	61,748	57,301
U.S. $19,500 New England Gas System - First mortgage bonds	29,246	27,288
U.S. $15,000 Granite State Electric System - Senior unsecured notes	18,706	17,373
U.S. $10,565 LPSCo Water System - IDA bonds	13,196	12,441
U.S. $914 Bella Vista Water System - Loans	1,142	1,149
	$1,440,309	$1,271,719
Less current portion	(8,579)	(9,130)
	$1,431,730	$1,262,589

Effective January 1, 2015, the Company applied ASU 2015-03 (note 2(a)) retrospectively to all prior periods presented in the financial statements. As a result, deferred financing costs of $8,304 as of December 31, 2014 that were previously presented as Other assets on the consolidated balance sheets have been reclassified as a deduction from the carrying amount of the related long-term liabilities in the table above.
On April 30, 2015, the Distribution Group issued U.S. $160,000 of senior unsecured 30 year notes bearing a coupon of 4.13% via a private placement in the U.S. The proceeds of the financing will be used in connection with the acquisition of the Park Water System and for general corporate purposes. The funds are being drawn in two tranches: U.S. $90,000 was drawn immediately on closing and U.S. $70,000 was drawn on July 15, 2015.
On May 27, 2015, the Generation group extended the maturity of its senior unsecured credit facility one year to July 31, 2019 with all other terms remaining the same.
On May 12, 2015, the U.S. $76,000 senior debt for the Shady Oaks Wind Facility was repaid.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

8.	Pension and other post-employment benefits
The following table lists the components of net benefit costs for the pension plans and other post-employment benefits ("OPEB") recorded as part of operating expenses in the consolidated statements of operations. The employee benefit costs related to businesses acquired are recorded in the consolidated statements of operations from the date of acquisition.

	Pension benefits
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Service cost	$1,510	$1,310	$3,134	$2,608
Interest cost	2,244	2,045	4,526	4,089
Expected return on plan assets	(2,885)	(2,479)	(5,726)	(4,958)
Amortization of net actuarial loss (gain)	302	(85)	600	(170)
Amortization of prior service costs	(131)	—	(163)	—
Amortization of net regulatory assets/liabilities	960	499	2,208	997
Net benefit cost	$2,000	$1,290	$4,579	$2,566

	OPEB
	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Service cost	$713	$527	$1,433	$1,054
Interest cost	656	540	1,318	1,081
Expected return on plan assets	(188)	(157)	(377)	(315)
Amortization of net actuarial loss (gain)	33	(157)	65	(315)
Amortization of net regulatory assets/liabilities	215	43	508	86
Net benefit cost	$1,429	$796	$2,947	$1,591
On February 6, 2015, the Company permanently froze the accrual of retirement benefits for most non-union participants under existing plans, effective March 31, 2015. Subsequent to the effective date, these employees will begin accruing benefits under the Company's cash balance plan. The plan amendment resulted in a decrease to the projected benefit obligation of U.S. $2,750 which is recorded as a prior service credit in other comprehensive income ("OCI").  In conjunction with the plan amendment, the assets and projected benefit obligations of amended plans were revalued as at February 6, 2015 which resulted in an actuarial loss of U.S. $3,246 recorded in OCI.
On April 17, 2015, and May 6, 2015 the Company permanently froze the accrual of retirement benefits for most union participants under existing plans, effective December 31, 2015. Subsequent to the effective date, these employees will begin accruing benefits under the Company's cash balance plan. The plan amendment resulted in a decrease to the projected benefit obligation of U.S. $1,191 which is recorded as a prior service credit in other comprehensive income ("OCI").  In conjunction with the plan amendment, the Company adopted ASU 2015-04 (note 2(a)) which allowed the the assets and projected benefit obligations of amended plans to be revalued at the closest month-end date of April 30, 2015 which resulted in an actuarial gain of U.S. $5,244 recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

9.	Other long-term liabilities
Other long-term liabilities consist of the following:

	June 30,	December 31,
	2015	2014
Advances in aid of construction	$87,407	$81,104
Environmental obligation	66,318	72,305
Deferred tax credit (note 15)	4,145	19,130
Deferred insurance proceeds	10,788	12,191
Asset retirement obligation	15,795	13,884
Other	34,407	30,157
	218,860	228,771
Less current portion	(42,202)	(49,303)
	$176,658	$179,468

10.	Shareholders’ capital

(a)	Common shares
Number of common shares:

2015
Common shares, beginning of year	238,149,468
Issuance of shares under the dividend reinvestment and employee share-based compensation plans	1,396,905
Common shares, end of period	239,546,373

(b)	Share-based compensation
On May 19, 2015 the Board Approved the grant of 1,608,974 options to executives of the Company. The options allow for the purchase of common shares at a price of $9.76, the market price of the underlying common share at the date of grant. One-third of the options vest on each of January 1, 2016, 2017, and 2018. Options may be exercised up to eight years following the date of grant.
During the six months ended June 30, 2015, 20,814 Deferred Share Units (“DSU”) were issued pursuant to the election of the Directors to defer a percentage of their Directors' fee in the form of DSUs.
During the second quarter, the Company settled 41,131 vested Performance Share Units ("PSU") by issuing 22,899 shares from treasury, with the balance withheld for income taxes.
During the the second quarter, the Board approved 178,810 PSUs to executives and employees of the Company with most of the awards vesting on December 31, 2017.
For the three and six months ended June 30, 2015, APUC recorded $1,218 and $2,089 (2014 - $571 and $992) in total share-based compensation expense. The compensation expense is recorded as part of administrative expenses in the unaudited interim consolidated statements of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As of June 30, 2015, total unrecognized compensation costs related to non-vested options and performance share unit were $4,983 and $3,144, respectively, and are expected to be recognized over a period of 2.06 years and 1.85, respectively.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

11.	Accumulated other comprehensive income (loss)
Accumulated other comprehensive income (loss) consists of the following balances, net of tax:

	Foreign currency cumulative translation	Unrealized gain (loss) on cash flow hedges	Net change on available-for-sale investments	Pension and post-employment actuarial changes	Total
Balance, January 1, 2014	$(57,471)	$11,840	$—	$14,221	$(31,410)
OCI before reclassifications	68,938	3,358	519	(35,396)	37,419
Amounts reclassified	—	5,423	(518)	(273)	4,632
Net current period OCI (loss)	68,938	8,781	1	(35,669)	42,051
Acquisition of non-controlling interest	21,029	2,543	—	—	23,572
Balance, December 31, 2014	$32,496	$23,164	$1	$(21,448)	$34,213
OCI (loss) before reclassifications	97,745	11,326	(1)	4,457	113,527
Amounts reclassified	—	(1,922)	—	305	(1,617)
Net current period OCI (loss)	97,745	9,404	(1)	4,762	111,910
Balance, June 30, 2015	$130,241	$32,568	$—	$(16,686)	$146,123
Amounts reclassified from accumulated other comprehensive income (loss) ("AOCI") for unrealized gain (loss) on cash flow hedges affected revenue from non-regulated energy sales while those for pension and post-employment actuarial changes affected administrative expenses.

12.	Cash dividends
All dividends of the Company are made on a discretionary basis as determined by the Board. For the three months and six months ended June 30, 2015 , the Company declared dividends to shareholders on common shares totaling $30,243 and $58,050, respectively (2014 - $17,634 and $35,218).
The Board declared a dividend on the Company’s common shares of U.S. $0.09625 or $0.1202 per share payable on July 15, 2015 to the shareholders of record on June 30, 2015.
For the three and six months ended June 30, 2015, the Company declared and paid dividends to Series A preferred shareholders totaling $1,350 and $2,700, respectively (2014 - $1,350 and $2,700) or $0.2812 and $0.5625, respectively, per Series A preferred share (2014 - $0.2813 and $0.5625 per Series A preferred share).
For the three and six months ended June 30, 2015, the Company declared and paid dividends to Series D preferred shareholders totaling $1,250 and $2,500, respectively (2014 - $1,603 and $1,603) or $0.3125 and $0.625, respectively, per Series D preferred share (2014 - $0.4007 and $0.4007 per Series D preferred share).

13.	Related party transactions
A member of the Board of Directors of APUC is an executive at Emera. For the three and six months ended June 30, 2015, the Energy Services Business sold electricity to Maine Public Service Company (“MPS”), and Bangor Hydro ("BH") subsidiaries of Emera, amounting to U.S. $1,907 and U.S. $3,544, respectively (2014 - U.S. $2,174 and U.S. $6,192). For the three and six months ended June 30, 2015, Liberty Utilities purchased natural gas amounting to U.S. $1,216 and U.S. $1,339 , respectively (2014 - U.S. $1,765 and U.S. $4,742) from Emera for its gas utility customers. Both the sale of electricity to Emera and the purchase of natural gas from Emera followed a public tender process the results of which were approved by the regulator in the relevant jurisdiction.
There were no amounts outstanding related to these transactions at the end of the periods.
As at June 30, 2015, $nil (December 31, 2014 - $47) was due from Algonquin Power Systems Ltd., a corporation partially owned by Ian Robertson and Chris Jarratt (collectively "Senior Executives").

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

13.	Related party transactions (continued)
Chartered Aircraft
As part of its normal business practice, APUC has utilized chartered aircraft when it is beneficial to do so and had previously entered into a block time agreement to charter aircraft in which Senior Executives have a partial ownership. The Company terminated the agreement effective June 28, 2015 and paid a usage shortfall fee of $13. During the three and six months ended June 30, 2015, APUC reimbursed direct costs in connection with the use of the aircraft of $208 and $397 (2014 - $83 and $298).
Office Facilities
Until the fourth quarter of 2014 APUC had leased its head office facilities from an entity partially owned by Senior Executives. During the fourth quarter of 2014, APUC terminated the related party lease and moved all head office employees into new premises owned by the Company. Base lease costs for the three and six months ended June 30, 2015 were $nil (2014 - $89 and $178).
Other
A spouse of one of the Senior Executives was employed to provide market research services to certain subsidiaries of the Company. During the three and six months ended June 30, 2015 APUC paid $Nil and $20 (2014 - $28 and $74) in relation to these services. The spouse is no longer employed by the Company.
Effective December 31, 2013, APUC acquired the shares of Algonquin Power Corporation Inc. ("APC") which was partially owned by Senior Executives. APC owns the partnership interest in the 18MW Long Sault Hydro Facility. A final post-closing adjustment related to the transaction is expected to be settled by the end of 2015.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.

14.	Non-controlling interests
Net loss attributable to non-controlling interests consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings attributable to Class B partnership units of Wind Portfolio SponsorCo	$—	$—	$—	$3,483
Net loss attributable to Class A partnership units	(8,009)	(7,485)	(16,871)	(15,975)
Other net earnings attributable to non-controlling interests	485	298	1,062	657
Total net loss attributable to non-controlling interests	$(7,524)	$(7,187)	$(15,809)	$(11,835)
On March 31, 2014, the Company acquired the remaining Class B partnership units of Wind Portfolio SponsorCo from the non-controlling interest holder. As a result of the transaction, the Company now owns 100% of Wind Portfolio SponsorCo's Class B partnership units.

15.	Income taxes
For the six months ended June 30, 2015, the Company’s overall effective tax rate was different from the statutory rate of 26.50% (2014 - 26.50%) due primarily to higher tax rates in U.S. subsidiaries, non-controlling interest partner’s tax expenses, recognition of deferred credits, inter-corporate dividends, and non-deductible expenses.
Included in deferred income tax expense (recovery) for the three and six months ended June 30, 2015 is $283 and $1,490 (2014 - $1,257 and $2,210) related to the recognition of deferred credits from the utilization of deferred income tax assets.
On June 26, 2015, the Company entered into an agreement with the Canada Revenue Agency (“CRA”) regarding a CRA’s proposal to reassess APUC’s 2009 through 2013 income tax filings in relation to a unit exchange transaction that occurred on October 27, 2009. The agreement resulted in a $16,042 reduction in the APUC's deferred tax assets and a proportional reduction of $13,333 in its deferred credits. Consequently, the Company's results for the three and six months period ended June 30, 2015 reflect a $2,709 net non-cash charge to deferred income tax expense.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

16.	Basic and diluted net earnings per share
Basic and diluted earnings per share have been calculated on the basis of net earnings attributable to the common shareholders of the Company and the weighted average number of common shares and subscription receipts outstanding. Diluted net earnings per share is computed using the weighted-average number of common shares and subscription receipts; additional shares issued subsequent to the balance sheet date under the dividend reinvestment plan; PSUs and DSUs outstanding during the period; and, if dilutive, potential incremental common shares issuable upon the exercise of stock options. The dilutive effect of outstanding stock options is reflected in diluted earnings per share by application of the treasury stock method.
The reconciliation of the net earnings and the weighted average shares used in the computation of basic and diluted earnings per share for the three and six months ended June 30, 2015 are as follows:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Net earnings attributable to common shareholders of APUC	$17,332	$11,645	$57,838	$46,147
Discontinued operations	(713)	(705)	(713)	(432)
Net earnings attributable to common shareholders of APUC from continuing operations - Basic and Diluted	$18,045	$12,350	$58,551	$46,579
Weighted average number of shares and subscription receipts
Basic	251,440,347	207,354,112	251,110,176	207,067,645
Effect of dilutive securities	3,513,568	1,659,542	4,076,387	1,778,967
Diluted	254,953,915	209,013,654	255,186,563	208,846,612
For the three and six months ended June 30, 2015, the shares potentially issuable as a result of 1,608,974 and 1,608,974 stock options (2014 – 1,786,401 and 1,786,401) are excluded from this calculation as they are anti-dilutive.

17.	Segmented information
The Company's management reporting is aligned under three business units - Generation, Transmission and Distribution. Under Generation, the Company owns or has interests in hydroelectric, solar and wind power facilities which are aggregated as the renewable segment and operates co-generation, steam production and other thermal facilities which are aggregated as the thermal segment. The Distribution reporting segment aggregates the electric, natural gas and water distribution utilities into a single reporting segment. Finally, the Transmission reporting segment, invests in rate regulated electric transmission and natural gas pipeline systems. As a result, APUC has four reporting segments.
The operating segments were aggregated as generation (renewable, thermal), distribution and transmission based on their economic characteristics. The Transmission segment includes the new equity method investment in the Natural Gas Pipeline Development which is not yet significant and as a result is not presented separately in the tables below but grouped within Corporate.
For purposes of evaluating divisional performance, the Company allocates the realized portion of any gains or losses on financial instruments to specific divisions. The unrealized portion of any gains or losses on derivative instruments not designated in a hedging relationship is not considered in management’s evaluation of divisional performance and is therefore allocated and reported in the corporate segment. The results of operations and assets for these segments are reflected in the tables below.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Three months ended June 30, 2015
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$46,567	$—	$46,567
Regulated gas distribution	—	—	—	71,012	—	71,012
Regulated water reclamation and distribution	—	—	—	19,172	—	19,172
Non-regulated energy sales	43,968	8,409	52,377	—	—	52,377
Other revenue	4,617	1,196	5,813	1,217	—	7,030
	48,585	9,605	58,190	137,968	—	196,158
Operating expenses	13,325	3,133	16,458	50,158	15	66,631
Regulated electricity purchased	—	—	—	25,201	—	25,201
Regulated gas purchased	—	—	—	20,289	—	20,289
Non-regulated energy purchased	836	3,116	3,952	—	—	3,952
	34,424	3,356	37,780	42,320	(15)	80,085
Administrative expenses	3,700	74	3,774	4,664	93	8,531
Depreciation of property, plant and equipment	13,988	1,671	15,659	17,496	1,189	34,344
Amortization of intangible assets	770	248	1,018	226	—	1,244
Other amortization	(20)	—	(20)	1,263	—	1,243
Gain on foreign exchange	—	—	—	—	(43)	(43)
Interest expense	6,817	256	7,073	9,106	348	16,527
Interest, dividend, equity-investment and other income	(16)	42	26	(1,048)	(508)	(1,530)
Other gains	(1,311)		(1,311)	—		(1,311)
Acquisition-related costs	—	—	—	—	459	459
Write-down of long-lived assets	390	8	398	(21)	—	377
Gain on derivative financial instruments	(1,880)	—	(1,880)	—	(480)	(2,360)
Earnings (loss) from continuing operations before income taxes	$11,986	$1,057	$13,043	$10,634	$(1,073)	$22,604
Capital expenditures	$8,089	$375	$8,464	$26,802	$1,179	$36,445

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

17.	Segmented information (continued)

	Three months ended June 30, 2014
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$44,451	$—	$44,451
Regulated gas distribution	—	—	—	71,263	—	71,263
Regulated water reclamation and distribution	—	—	—	16,381	—	16,381
Non-regulated energy sales	41,406	9,084	50,490	—	—	50,490
Other revenue	4,417	794	5,211	768	—	5,979
	45,823	9,878	55,701	132,863	—	188,564
Operating expenses	11,834	2,862	14,696	45,461	15	60,172
Regulated electricity purchased	—	—	—	24,725	—	24,725
Regulated gas purchased	—	—	—	33,009	—	33,009
Non-regulated energy purchased	1,966	3,839	5,805	—	—	5,805
	32,023	3,177	35,200	29,668	(15)	64,853
Administrative expenses	3,115	84	3,199	5,481	(434)	8,246
Depreciation of property, plant and equipment	12,141	1,449	13,590	10,522	707	24,819
Amortization of intangible assets	676	213	889	183	—	1,072
Other amortization	—	—	—	314	—	314
Loss on foreign exchange	—	—	—	—	825	825
Interest expense	8,496	597	9,093	5,773	1,289	16,155
Interest, dividend, equity-investment and other income	(389)	(161)	(550)	(968)	(842)	(2,360)
Acquisition-related costs	—	—	—	—	224	224
Write-down of long-lived assets	—	(4)	(4)	293	—	289
(Gain) loss on derivative financial instruments	1,957	—	1,957	—	(614)	1,343
Earnings (loss) from continuing operations before income taxes	6,027	999	7,026	8,070	(1,170)	13,926
Loss from discontinued operations before income taxes	332	366	698	—	—	698
Earnings (loss) before income taxes	$5,695	$633	$6,328	$8,070	$(1,170)	$13,228
Capital expenditures	$64,737	$1,568	$66,305	$34,967	$1,206	$102,478

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

	Six months ended June 30, 2015
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$116,156	$—	$116,156
Regulated gas distribution	—	—	—	300,224	—	300,224
Regulated water reclamation and distribution	—	—	—	36,251	—	36,251
Non-regulated energy sales	91,202	18,887	110,089	—	—	110,089
Other revenue	9,620	2,133	11,753	3,539	—	15,292
	100,822	21,020	121,842	456,170	—	578,012
Operating expenses	25,911	5,654	31,565	106,196	30	137,791
Regulated electricity purchased	—	—	—	71,460	—	71,460
Regulated gas purchased	—	—	—	158,321	—	158,321
Non-regulated energy purchased	7,051	10,324	17,375	—	—	17,375
	67,860	5,042	72,902	120,193	(30)	193,065
Administrative expenses	7,980	180	8,160	10,573	245	18,978
Depreciation of property, plant and equipment	28,202	3,348	31,550	34,150	1,700	67,400
Amortization of intangible assets	1,539	498	2,037	420	—	2,457
Other amortization	(40)	—	(40)	3,401	—	3,361
Gain on foreign exchange	—	—	—	—	(1,286)	(1,286)
Interest expense	15,112	586	15,698	16,652	810	33,160
Interest, dividend, equity-investment and other income	(863)	(148)	(1,011)	(1,974)	(1,000)	(3,985)
Other gains	(2,409)		(2,409)	—		(2,409)
Acquisition-related costs	—	—	—	—	758	758
Write-down of long-lived assets	20	—	20	252	—	272
Gain on derivative financial instruments	(2,073)	—	(2,073)	—	(384)	(2,457)
Earnings (loss) from continuing operations before income taxes	$20,392	$578	$20,970	$56,719	$(873)	$76,816
Property, plant and equipment	$1,677,560	$88,733	$1,766,293	$1,676,485	$60,732	$3,503,510
Equity-method investees	4,031	1,217	5,248	1,146	3,670	10,064
Total assets	1,993,923	110,287	2,104,210	2,191,987	100,306	4,396,503
Capital expenditures	28,263	599	28,862	50,342	2,642	81,846

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

17.Segmented information (continued)

	Six months ended June 30, 2014
	Generation			Distribution	Corporate	Total
	Renewable	Thermal	Total
Revenue
Regulated electricity distribution	$—	$—	$—	$101,712	$—	$101,712
Regulated gas distribution	—	—	—	279,126	—	279,126
Regulated water reclamation and distribution	—	—	—	31,022	—	31,022
Non-regulated energy sales	84,987	23,423	108,410	—	—	108,410
Other revenue	7,418	1,559	8,977	1,451	—	10,428
	92,405	24,982	117,387	413,311	—	530,698
Operating expenses	23,010	5,178	28,188	88,795	30	117,013
Regulated electricity purchased	—	—	—	58,905	—	58,905
Regulated gas purchased	—	—	—	172,476	—	172,476
Non-regulated energy purchased	12,389	13,675	26,064	—	—	26,064
	57,006	6,129	63,135	93,135	(30)	156,240
Administrative expenses	6,418	169	6,587	9,440	(54)	15,973
Depreciation of property, plant and equipment	24,003	2,910	26,913	23,796	1,005	51,714
Amortization of intangible assets	1,339	442	1,781	370	—	2,151
Other amortization	—	—	—	664	—	664
Gain on foreign exchange	—	—	—	—	(931)	(931)
Interest expense	16,685	978	17,663	12,824	1,867	32,354
Interest, dividend, equity-investment and other income	(777)	22	(755)	(1,791)	(2,008)	(4,554)
Acquisition-related costs	—	—	—	—	497	497
Write-down of long-lived assets	—	372	372	293	—	665
(Gain) loss on derivative financial instruments	(141)	—	(141)	—	1,121	980
Earnings (loss) from continuing operations before income taxes	9,479	1,236	10,715	47,539	(1,527)	56,727
Loss from discontinued operations before income taxes	716	44	760	—	—	760
Earnings (loss) before income taxes	$8,763	$1,192	$9,955	$47,539	$(1,527)	$55,967
Property, plant and equipment	$1,602,465	$85,000	$1,687,465	$1,531,166	$59,791	$3,278,422
Equity-method investees	2,267	1,253	3,520	1,563	1,515	6,598
Total assets	1,796,884	100,603	1,897,487	2,100,477	107,117	4,105,081
Capital expenditures	75,983	3,002	78,985	54,508	45,883	179,376

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Commitments and contingencies

(a)	Contingencies
APUC and its subsidiaries are involved in various claims and litigation arising out of the ordinary course and conduct of its business. Although such matters cannot be predicted with certainty, management does not consider APUC’s exposure to such litigation to be material to these financial statements, with the exception of those matters described below. Accruals for any contingencies related to these items are recorded in the financial statements at the time it is concluded that its occurrence is probable and the related liability is estimable.

(i)
On October 21, 2011, the Quebec Court of Appeal ordered a subsidiary of APUC to pay approximately $5,400 (including interest) to the Government of Quebec relating to water lease payments that the APUC subsidiary has been paying to the St. Lawrence Seaway Management Corporation (“Seaway Management”) under its water lease with Seaway Management in prior years.

The water lease with Seaway Management contains an indemnification clause which management believes mitigates this claim and management intends to vigorously defend its position.  As a result, the probability of loss, if any, and its quantification cannot be estimated at this time but could range from $nil to $6,600. In 2012, the Company paid an amount of $1,884 to the government of Quebec in relation to the early years covered by the claim in order to mitigate the impact of accruing interests on any amount ultimately determined to be payable or recoverable.

(b)	Commitments
In addition to the commitments related to the proposed acquisitions and development projects disclosed in notes 3 and 6, the following significant commitments exist as of June 30, 2015.
As a result of the dam safety legislation passed in Quebec (Bill C-93), APUC has completed technical assessments on its hydroelectric facility dams owned or leased within the Province of Quebec.  The assessments have identified a number of remedial measures required to meet the new safety standards. APUC currently estimates further capital expenditures of approximately $7,900 over a period of four years related to compliance with the legislation.
APUC has outstanding purchase commitments for power purchases, gas delivery, service and supply, service agreements, capital project commitments and operating leases. Detailed below are estimates of future commitments under these arrangements:

	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter	Total
Purchased power	$63,352	$51,134	$54,214	$58,616	$61,499	$116,890	$405,705
Gas delivery, service and supply agreements	59,961	39,116	33,053	32,329	31,180	87,140	282,779
Service agreements	32,527	34,593	32,987	33,041	33,190	497,083	663,421
Capital projects	10,532	—	7,500	—	—	—	18,032
Operating leases	5,850	5,109	4,685	4,425	4,425	100,749	125,243
Total	$172,222	$129,952	$132,439	$128,411	$130,294	$801,862	$1,495,180
On April 21, 2015, Calpeco Electric System has entered into an all-purpose power purchase agreement with NV Energy to provide its full electric requirements at NV Energy’s “system average cost” rates. The PPA has an effective starting date of January 1, 2016 and terminates on May 1, 2022. The commitment amounts included in the table above are based on market prices as of June 30, 2015. However, the effects of purchased power unit cost adjustments are mitigated through a purchased power rate-adjustment mechanism.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

18.	Commitments and contingencies

(c)	Royalty payment

The loss from discontinued operations primarily relates to resolution of a royalty agreement associated with the sale of a small U.S. hydroelectric facility in 2014.

19.	Non-cash operating items
The changes in non-cash operating items consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Accounts receivable	$89,298	$66,630	$34,243	$22,181
Natural gas in storage	(7,438)	(13,285)	14,869	5,885
Supplies and consumable inventory	(1,236)	65	(1,794)	(710)
Income taxes receivable	(133)	10	(158)	(1)
Prepaid expenses	1,162	(2,050)	(8,418)	(2,120)
Accounts payable	(1,176)	22,031	(48,441)	21,711
Accrued liabilities	(39,744)	(20,239)	(83,099)	(30,551)
Current income tax liability	1,289	(1,467)	(371)	(360)
Net regulatory assets and liabilities	3,423	(6,532)	41,352	(29,075)
	$45,445	$45,163	$(51,817)	$(13,040)

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments

(a)	Fair value of financial instruments

June 30, 2015	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$110,277	$112,674	$—	$112,674	$—
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	62,960	62,960	—	—	62,960
Energy contracts not designated as a cash flow hedge	5	5	—	—	5
Commodity contracts for regulated operations	7	7	—	7	—
Total derivative financial instruments	62,972	62,972	—	7	62,965
Total financial assets	$173,249	$175,646	$—	$112,681	$62,965
Long-term liabilities	$1,440,309	$1,509,805	$522,629	$987,176	$—
Preferred shares, Series C	18,607	18,576	—	18,576	—
Derivative financial instruments:
Energy contracts not designated as a cash flow hedge	35	35	—	—	35
Cross-currency swap designated as a net investment hedge	55,638	55,638	—	55,638	—
Interest rate swap designated as a hedge	4,247	4,247	—	4,247
Interest rate swaps not designated as a hedge	512	512	—	512	—
Commodity contracts for regulated operations	1,468	1,468	—	1,468	—
Total derivative financial instruments	61,900	61,900	—	61,865	35
Total financial liabilities	$1,520,816	$1,590,281	$522,629	$1,067,617	$35

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)
(a)Fair value of financial instruments (continued)

December 31, 2014	Carrying amount	Fair Value	Level 1	Level 2	Level 3
Notes receivable	$39,510	$41,339	$—	$41,339
Derivative financial instruments:
Energy contracts designated as a cash flow hedge	41,966	41,966	—	—	41,966
Energy contracts not designated as a cash flow hedge	504	504	—	—	504
Total derivative financial instruments	42,470	42,470	—	—	42,470
Total financial assets	$81,980	$83,809	$—	$41,339	$42,470
Long-term liabilities	$1,271,719	$1,363,934	$520,142	$843,792	$—
Preferred shares, Series C	18,693	18,209	—	18,209	—
Derivative financial instruments:
Cross-currency swap designated as a net investment hedge	36,276	36,276	—	36,276	—
Interest rate swaps designated as a hedge	4,684	4,684	—	4,684	—
Interest rate swaps not designated as a hedge	1,383	1,383	—	1,383	—
Commodity contracts for regulated operations	2,928	2,928	—	2,928	—
Total derivative financial instruments	45,271	45,271	—	45,271	—
Total financial liabilities	$1,335,683	$1,427,414	$520,142	$907,272	$—

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(a)	Fair value of financial instruments (continued)
The Company has determined that the carrying value of its short-term financial assets and liabilities approximates fair value as of June 30, 2015 and December 31, 2014 due to the short-term maturity of these instruments.
Notes receivable fair values (level 2) have been determined using a discounted cash flow method, using estimated current market rates for similar instruments adjusted for estimated credit risk as determined by management.
The Company's level 2 fair value of long-term liabilities at fixed interest rates and Series C preferred shares has been determined using a discounted cash flow method and current interest rates.
The Company’s level 2 fair value derivative instruments primarily consist of swaps, options and forward physical deals where market data for pricing inputs are observable. Level 2 pricing inputs are obtained from various market indices and utilize discounting based on quoted interest rate curves which are observable in the marketplace.
The Company’s level 3 instruments consist of energy contracts for electricity sales. The significant unobservable inputs used in the fair value measurement of energy contracts are the internally developed forward market prices ranging from $22.02 to $111.46 with a weighted average of $39.17 as of June 30, 2015.  The processes and methods of measurement are developed using the market knowledge of the trading operations within the Company and are derived from observable energy curves adjusted to reflect the illiquid market of the hedges and, in some cases, the variability in deliverable energy.  Significant increases (decreases) in any of these inputs in isolation would result in a significantly lower (higher) fair value measurement. The change in the fair value of the energy contracts are detailed in notes 20(b)(ii) and 20(b)(iv).
Fair value estimates are made at a specific point in time, using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision. The fair value recognized on derivative instruments executed with the same counterparty under a master netting arrangement are presented on a gross basis on the consolidated balance sheets. The amounts that could net settle are not significant.
The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There was no transfer into or out of level 1, level 2 or level 3 during the three or six months ended June 30, 2015 or 2014.

(b)	Derivative instruments and hedging relationships
Derivative instruments are recognized on the consolidated balance sheets as either assets or liabilities and measured at fair value each reporting period.

(i)	Commodity derivatives – regulated accounting
The Company uses derivative financial instruments to reduce the cash flow variability associated with the purchase price for a portion of future natural gas purchases associated with its regulated gas service territories. The Company’s strategy is to minimize fluctuations in gas sales prices to regulated customers.
The following are commodity volumes, in dekatherms (“dths”) associated with the above derivative contracts:

2015
Financial contracts: Gas swaps	1,347,609
Gas options	397,818
1,745,427

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(i)	Commodity derivatives – regulated accounting (continued)
The accounting for these derivative instruments is subject to guidance for rate-regulated enterprises. Therefore, the fair value of these derivatives is recorded as current or long-term assets and liabilities, with offsetting positions recorded as regulatory assets and regulatory liabilities in the consolidated balance sheets. Gains or losses on the settlement of these contracts are included in the calculation of deferred gas costs (note 5). As a result, the changes in fair value of these natural gas derivative contracts and their offsetting adjustment to regulatory assets and liabilities had no earnings impact. The following table presents the impact of the change in the fair value of the Company’s natural gas derivative contracts had on the consolidated balance sheets:

		June 30, 2015		December 31, 2014
Regulatory assets:
Gas swap contracts	U.S.	$1,087	U.S.	$2,178
Gas option contracts	U.S.	$88	U.S.	$346
Regulatory liabilities:
Gas swap contracts	U.S.	$5	U.S.	$—

(ii)	Cash flow hedges
The Company reduces the price risk on the expected future sale of power generation at Sandy Ridge, Senate and Minonk Wind Facilities and at one of its hydro facilities no longer subject to a power purchase agreement by entering into the following long-term energy derivative contracts.

Notional quantity (MW-hrs)	Expiry	Receive average prices (per MW-hr)		Pay floating price (per MW-hr)
76,766	December 2016		$68.13	AESO
850,833	December 2022	U.S. $	42.81	PJM Western HUB
3,636,531	December 2022	U.S. $	30.25	NI HUB
4,136,096	December 2027	U.S. $	36.46	ERCOT North HUB
As of June 30, 2015, an amount receivable under the derivatives for Sandy Ridge, Senate and Minonk Wind Facilities of $1,906 (December 31, 2014 - $156) was held as collateral by the counterparty.
On November 14, 2014, the Company entered into a 10-year forward-starting interest rate swap beginning on July 25, 2018 in order to reduce the interest rate risk related to the probable issuance on that date of a 10-year $135,000 bond. The change in fair value resulted in a gain of $5,046 and $437 for the three and six months ended June 30, 2015 (2014 - $Nil and $Nil), which is recorded in OCI.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(ii)	Cash flow hedges (continued)
The following table summarizes changes in OCI attributable to derivative financial instruments designated as a cash flow hedge net of tax:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014

Effective portion of cash flow hedge, gain (loss)	$4,488	$(11,071)	$11,326	$(27,098)
Amortization on cash flow hedge	(8)	(7)	(17)	(15)
Gain (loss) reclassified from AOCI into non-regulated energy sales	(1,520)	3,916	(1,905)	8,027
	$2,960	$(7,162)	$9,404	$(19,086)
Less non-controlling interest	—	—	—	5,982
Change in OCI attributable to shareholders of APUC	$2,960	$(7,162)	$9,404	$(13,104)
The Company expects $9,582 of unrealized gains currently in AOCI to be reclassified into non-regulated energy sales within the next twelve months, as the underlying hedged transactions settle.

(iii)	Foreign exchange hedge of net investment in foreign operation
The Company is exposed to currency fluctuations from its U.S. based operations. APUC manages this risk primarily through the use of natural hedges by using U.S. long-term debt to finance its U.S. operations and a combination of foreign exchange forward contracts and spot purchases. APUC only enters into foreign exchange forward contracts with major Canadian financial institutions having a credit rating of A or better, thus reducing credit risk on these forward contracts.
The Company designates the amounts drawn on the Generation Group's revolving credit facility denominated in U.S. dollars in excess of the principal amount on the USD loan receivable from Odell Wind SponsorCo as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The foreign currency transaction gain or loss on the outstanding U.S. dollar denominated balance of the facility that is designated as a hedge of the net investment in its foreign operations is reported in the same manner as a translation adjustment (in OCI) related to the net investment, to the extent it is effective as a hedge. A foreign currency loss of $Nil and $Nil for the three and six months ended June 30, 2015 (2014- gain of $114 and loss of $1,014 ) was recorded in OCI.
Concurrent with its $150,000 and $200,000 debenture offerings in December 2012 and January 2014, respectively, the Company entered into cross currency swaps, coterminous with the debentures, to effectively convert the Canadian dollar denominated offering into U.S. dollars. The Company designated the entire notional amount of the cross currency fixed-for-fixed interest rate swap and related short-term U.S. dollar payables created by the monthly accruals of the swap settlement as a hedge of the foreign currency exposure of its net investment in the Generation Group’s U.S. operations. The gain or loss related to the fair value changes of the swap and the related foreign currency gains and losses on the U.S. dollar accruals that are designated as, and are effective as, a hedge of the net investment in a foreign operation are reported in the same manner as the translation adjustment (in OCI) related to the net investment. A gain of $8,790 and a loss $20,496 (2014 - gain of $13,495 and $3,525) was recorded in OCI for the three months and six months ended June 30, 2015.

Algonquin Power & Utilities Corp.
Notes to the Unaudited Interim Consolidated Financial Statements
Three and six months ended June 30, 2015 and 2014
(in thousands of Canadian dollars, except as noted and per share amounts)

20.	Financial instruments (continued)

(b)	Derivative instruments and hedging relationships (continued)

(iv)	Other derivatives
The Company provides energy requirements to various customers under contracts at fixed rates. While the production from the Tinker Assets are expected to provide a portion of the energy required to service these customers, APUC anticipates having to purchase a portion of its energy requirements at the ISO NE spot rates to supplement self-generated energy.
This risk is mitigated though the use of short-term financial forward energy purchase contracts which are classified as derivative instruments. The electricity derivative contracts are net settled fixed-for-floating swaps whereby APUC pays a fixed price and receives the floating or indexed price on a notional quantity of energy over the remainder of the contract term at an average rate, as per the following table. These contracts are not accounted for as hedges and changes in fair value are recorded in earnings as they occur.
The Company is exposed to interest rate fluctuations related to certain of its floating rate debt obligations, including certain project specific debt and its revolving credit facilities, its interest rate swaps as well as interest earned on its cash on hand. The Company does not currently hedge that risk.
The Company is party to an interest rate swap whereby, the Company pays a fixed interest rate of 4.47% on a notional amount of $59,373 and receives floating interest at 90 day CDOR, up to the expiry of the swap in September 2015. As of June 30, 2015, the estimated fair value of the interest rate swap was a liability of $512 (December 31, 2014 – liability of $1,383).  This interest rate swap is not being accounted for as a hedge and consequently, changes in fair value are recorded in earnings as they occur.
For derivatives that are not designated as cash flow hedges and for the ineffective portion of gains and losses on derivatives that are accounted for as hedges, the changes in the fair value are immediately recognized in earnings.
The effects on the consolidated statements of operations of derivative financial instruments not designated as hedges consist of the following:

	Three months ended June 30,		Six months ended June 30,
	2015	2014	2015	2014
Change in unrealized loss (gain) on derivative financial instruments:
Interest rate swaps	$(515)	$(452)	$(872)	$(842)
Energy derivative contracts	35	(279)	488	1,881
Total change in unrealized loss (gain) on derivative financial instruments	$(480)	$(731)	$(384)	$1,039
Realized loss (gain) on derivative financial instruments:
Interest rate swaps	514	492	983	982
Energy derivative contracts	12	—	(635)	(3,966)
Total realized loss (gain) on derivative financial instruments	$526	$492	$348	$(2,984)
Loss (gain) on derivative financial instruments not accounted for as hedges	46	(239)	(36)	(1,945)
Ineffective portion of derivative financial instruments accounted for as hedges	(2,406)	1,582	(2,421)	2,925
Loss (gain) on derivative financial instruments	$(2,360)	$1,343	$(2,457)	$980

21.	Comparative figures
Certain of the comparative figures have been reclassified to conform to the financial statement presentation adopted in the current period.